Danielle M. Lauzon 617.570.1955 dlauzon@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 16, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

                 Bryan J. Pitko

Re:	ProQR Therapeutics B.V. Registration Statement on Form F-1, filed August 14, 2014, as amended (File No. 333-198151)

Dear Messrs. Riedler and Pitko:

This letter is being submitted on behalf of ProQR Therapeutics B.V. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on September 8, 2014, received via telephone to us on September 15, 2014 (the “Comment”). The Company is concurrently filing Amendment No. 2 to its Registration Statement on Form F-1 (the “Revised Registration Statement”), which includes changes to reflect responses to the Staff’s comments, as well as updates with respect to the Company’s business and operations.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier two (2) copies of each of this letter and the Revised Registration Statement (marked to show changes from Amendment No. 1).

Risk Factors, page 34

We have considered the Staff’s Comment regarding the Company’s disclosure in “Risk Factors—Our current operations are concentrated in one location and any events affecting this location may have material adverse consequences,” and the deletion of the Company’s disclosure in Amendment No. 1 relating to the expiration of the Company’s lease covering its current laboratories on December 31, 2014. In response to the Comment, the Company respectfully advises the Staff that it has restored the language in this risk factor as requested by the Staff.

Danielle M. Lauzon 617.570.1955 dlauzon@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

If you should have any questions concerning this matter, please contact the undersigned at (617) 570-1955.

Sincerely,

/s/Danielle M. Lauzon

Danielle M. Lauzon

Enclosures

cc:	Daniel de Boer, ProQR Therapeutics B.V.

René Beukema, ProQR Therapeutics B.V.

Mitchell S. Bloom, Goodwin Procter LLP

Evan Kearns, Goodwin Procter LLP